UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 1, 2016

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$35,551,410 Accelerated Return Notes® Linked to the Common Stock of  Facebook, inc. Due September 15, 2017

$6,684,340 Bear Accelerated Return Notes® linked to the S&P 500® Index Due October 27, 2017

$24,582,540 Accelerated Return Notes® Linked to the Euro Stoxx 50® Index Due October 27, 2017

$15,427,750 Market-Linked Step Up Notes Linked to the S&P 500® Index due August 24, 2018

$14,532,560 Capped Leveraged Index Return Notes Linked to the Euro Stoxx 50® Index Due August 31, 2018

$13,967,270 Autocallable Market-Linked Step Up Notes Linked to the Euro Stoxx 50® Index Due August 29, 2019

$13,331,860 Step Income Securities® Due September 15, 2017 Linked to the Common Stock of Under Armour, Inc.

$21,406,940 Accelerated Return Notes® Linked to a Basket of Three Financial Sector Stocks due October 27, 2017

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: September 1, 2016	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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